Mail Stop 3561

								March 20, 2006

By U.S. Mail

Mr. Thomas Mills
  President and Chief Executive Officer
AMP PRODUCTIONS, LTD.
500-666 Burrard Street
Vancouver, British Columbia  V6C 2X8

	Re:	AMP Productions, Ltd.
Item 4.01 Form 8-K, filed March 20, 2006
		File No. 0-51824

Dear Mr. Mills:

      We have reviewed the above referenced filing and have the following comments which require an amendment to the filing and request certain supplemental information. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Thomas Mills
AMP Productions, Ltd.
March 20, 2006
Page 2

Item 4.01 of Form 8-K

1. As a reminder, please amend your Item 4.01 Form 8-K as soon as practical to provide the required Exhibit 16 letter from the former independent public accounting firm, Ernst & Young LLP, stating whether or not it agrees with your disclosures concerning their firm.
Please note that the letter is required to be filed with us within
10
business days after the initial filing of your March 20, 2006 Item
4.01 Form 8-K.  Reference is made to Item 304(a)(3) of Regulation
S-
B.

2. Further, we note you have also referenced the firm of Moore Stephens Ellis Foster ("Moore Stephens") with respect to the type of audit opinion rendered on your March 31, 2004 financial statements and with respect to whether there were any disagreements during the year ended March 31, 2005 and in subsequent interim periods. As such, an updated Exhibit 16 letter from Moore Stephens should also be filed with the amended Item 4.01 Form 8-K indicating whether or not
they agree with your disclosures concerning their firm. Alternatively, in the amended the March 20, 2006 Form 8-K (to be filed) limit your disclosures concerning the firm of Moore Stephens to indicate you previously reported their resignation in an Item
4.01
Form 8-K filed on July 14, 2005, and to clarify that you had no disagreements with Moore Stephens through the date of their resignation, as previously reported. Your current disclosure implies there has been an auditor-client relationship with Moore Stephens for the fiscal year ended March 31, 2005 and in the subsequent interim periods. Please revise as appropriate.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Thomas Mills
AMP Productions, Ltd.
March 20, 2006
Page 3

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

	You may contact the undersigned below at (202) 551-3328, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.


Sincerely,



								Beverly A. Singleton
								Staff Accountant


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